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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



For the month of         December       , 2005
                 -----------------------

           Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   Jalan Japati No. 1 Bandung-40133 INDONESIA
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                               Perusahaan Perseroan (Persero)
                                               PT TELEKOMUNIKASI INDONESIA


                                               ---------------------------------
                                                         (Registrant)


Date      December 30 , 2005                   By
    -----------------------------                 ------------------------------
                                                          (Signature)

                                                      Rochiman Sukarno
                                                Head of Investor Relation Unit


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[TELKOM INDONESIA LOGO]


                                 PRESS RELEASE
                           No.TEL. 496 /PR110/UHI/2005
             TELKOM WILL RECIEVE RP.478 BILLION FROM THE GOVERNMENT
                    AS COMPENSATION FOR THE EARLY TERMINATION
                          OF TELKOM'S EXCLUSIVE RIGHTS


BANDUNG, DECEMBER 30, 2005 - We hereby announced that on December 15, 2005, PT Telekomunikasi Indonesia, Tbk. ("TELKOM" or the "Company") and the Government of the Republic of Indonesia c.q Director General of Post & Telecomunication have signed and agreement regarding the implementation for payment of the compensation for the early termination of TELKOM's exclusive rights in the local and direct long distance telecommunication services.

The Agreement No. Tel.171/HK810/KUG-21/2005 acts as a follow up to the Minister of Communication Letter No.PM2 year 2004, dated March 30, 2004 regarding the Implementation of Telecommunication Sector Restructuring, whereas the Government will make payment to TELKOM in the amount of Rp.478,000,000,000 (four hundred seventy eight billion rupiah) net of tax gradually for a maximum period of 5
(five) years.

Payment will be made through 3 (three) stages. First stage in the amount of Rp.90,000,000,000 (ninety billion rupiah) will be received on year 2006, second stage in the amount of Rp. 90,000,000,000 (ninety billion rupiah) will be received also on year 2006 as stated on the Agreement and the remaining in the amount of Rp. 298,000,000,000 (two hundred and ninety eight billion rupiah) will be paid gradually or at once in accordance to the Governments financial ability during the next financial year.



/s/ ROCHIMAN SUKARNO
ROCHIMAN SUKARNO

Head of Investor Relations

For further information please contact:


INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.
TELP : 62-21-5215109
FAX : 62-21-5220500
E-MAIL : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM-INDONESIA.COM


                                                                    COMMITTED 2U
     Corporate Office PT TELEKOMUNIKASI INDONESIA, TBK. Jolan Japati No. 1
         Bandung - 40133 Phone: 62-22-4521510 Facsimile: 62-22-4240313